[redacted]

08003783

Man Investments

July 10, 2008

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

dlw 7/16

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

COPY

Man Investments

SEC Mail
Mail Processing
Section
JUL 11 2008
Washington, DC
103

July 10, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

RNS Number : 7439Y
Man Group plc
10 July 2008

MAN GROUP PLC
AGM AND QUARTERLY FUNDS UNDER MANAGEMENT STATEMENT
10 July 2008

Jon Aisbitt, Chairman of Man Group, will make the following comments at today's Annual General Meeting.

AGM Statement

"Demand for our fund products has remained strong, both from private investors and institutions, with sales in our first quarter to 30 June 2008 totalling $5.0 billion. This success in asset raising reflects the Group's broad geographic presence and the continued attraction of conservatively structured alternative investment products. We have also benefited from reduced redemption rates in the quarter which, combined with positive performance across our core investment managers, has increased Group funds under management from $74.6 billion at 31 March 2008 to $79.5 billion at 30 June 2008.

With the continued expansion of our sales network and our product range, the Board remains confident of the Group's prospects for the year."

First Quarter FUM Statement

Sales for the three months to 30 June 2008 were $5.0 billion. The three months sales comprised guaranteed products which accounted for $2.2 billion; open-ended private investor sales for $1.3 billion; and institutional sales for $1.5 billion. Funds under management have risen to $79.5 billion at 30 June 2008, up from $74.6 billion at 31 March 2008. The split of funds under management is private investor $48.3 billion (31 March 2008: $43.5 billion) and institutional $31.2* billion (31 March 2008: $31.1 billion).

For the three months ended 30 June 2008, overall product performance was positive, with AHL** up 3.8%, Glenwood** up 2.4%, Man Global Strategies** up 1.7% and RMF** up 2.5%. Redemptions for the three months to 30 June 2008 totaled $2.5 billion, of which private investor were $1.5 billion. Positive investment movement was around $1.7 billion with FX and other movements* adding $0.7 billion.

*Within other movements, the impact of the 50% disposal of Pemba net of the 50% acquisition of Ore Hill is to reduce institutional funds under management by $0.6bn.

**As represented by the performance of Athena Guaranteed Futures Limited, Man-Glenwood Multi-Strategy Fund Limited, Man Multi-Strategy Guaranteed Ltd and RMF Absolute Return Strategies I in the three months to 30 June 2008. All performance figures are estimates except for Athena Guaranteed Futures Limited.

Enquiries

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Farrow
+44 7747 607 768

Toby Bates
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of fund products for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages over $75 billion and employs 1,600 people in 13 countries worldwide.

The original business was founded in 1783. Today the parent company, Man Group plc, is listed on the London Stock Exchange. It is ranked in the top 40 companies of the FTSE 100 Index with a market capitalisation of about $20 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

END

AGMBRGDRDSGGGIC

Man Group plc 10 July 2008 Annual General Meeting and Class Meeting Resolutions and Final Dividend Sterling rate payable

All the proposed business of the Annual General Meeting and Class Meeting held on 10 July 2008 was duly carried with the requisite majority.

The final dividend of 24.8 US cents per share declared at today's Annual General Meeting will be paid in Sterling on 12 August 2008 at the rate of 12.55p per share to all shareholders on the register at the close of business on 18 July 2008. The shares will be quoted ex dividend on 16 July 2008 and the Dividend Reinvestment Plan will be available in respect of this dividend.

Copies of all Annual General Meeting resolutions other than in relation to ordinary business and the Class Meeting resolution have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

Enquiries
David Browne
Head of Group Funding & External Relations
+44 207 144 1550
David.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
Miriam.mckay@mangroupplc.com

Merlin PR

Paul Farrow
+44 7747 607 768

Toby Bates
+44 7747 607 768

END